AG MORTGAGE INVESTMENT TRUST, INC.

245 Park Avenue, 26th Floor

New York, New York 10167

May 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter Berkheimer

RE:	AG Mortgage Investment Trust, Inc.
Registration Statement on Form S-3 (File No. 333-224629)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AG Mortgage Investment Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on May 18, 2018 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to David C. Wright at (804) 788-8638.

Very truly yours,

AG Mortgage Investment Trust, Inc.

By:	/s/ Raul E. Moreno

Name:	Raul E. Moreno
Title:	General Counsel and Secretary